SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549
                             --------------

                             SCHEDULE 13E-4

                     Issuer Tender Offer Statement
 (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                    FIRSTCITY FINANCIAL CORPORATION
                          (Name of the Issuer)

                    FIRSTCITY FINANCIAL CORPORATION
                  (Name of Person(s) Filing Statement)

                        Special Preferred Stock
                       ($.01 par value per share)
                     (Title of Class of Securities)

                               33761X 206
                 (CUSIP Number of Class of Securities)


        James R. Hawkins                                Copy to:
 FirstCity Financial Corporation                      Steven D. Rubin
       6400 Imperial Drive                        Weil Gotshal & Manges LLP
       Waco, Texas  76712                         700 Louisiana, Suite 1600
         (254) 751-1750                           Houston, Texas  77002
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications on Behalf of the
    Person(s) Filing Statement)



                             August 31, 1998
 (Date Tender Offer First Published, Sent or Given to Security Holders)


                        Calculation of Filing Fee

--------------------------------------------------------------------------
             Transaction
              Valuation                      Amount Of Filing Fee
--------------------------------------------------------------------------

           $17,794,330(1)                        $3,558.87(2)

(1) This amount is based upon the exchange of each outstanding share of Special Preferred Stock, $.01 par value per share, for one share of the Company's New Preferred Stock, $.01 par value per share. Currently there are 849,777 shares of Special Preferred Stock outstanding.

(2) Such a fee comprises one-fiftieth of one percent of the aggregate amount of $17,794,330.



       [ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

            Amount previously Paid:    Not Applicable.

            Form or registration no.:  Not Applicable.

            Filing party:              Not Applicable.

            Date filed:                Not Applicable.





HOFS02...:\92\54892\0013\1848\SCH8248K.26B

Item 1.     Security and Issuer.

            (a) The name of the issuer of the security to which this statement relates is FirstCity Financial Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 6400 Imperial Drive, Waco, Texas, 76712.

            (b) This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement") relates to a tender offer by the Company to exchange each share of its outstanding Special Preferred Stock, $.01 par value per share ("Special Preferred Stock"), for one share of the Company's New Preferred Stock, $.01 par value per share ("New Preferred Stock"), upon the terms and subject to the conditions set forth in the Exchange Offer dated August 31, 1998 (the "Exchange Offer") and in the related Letter of Transmittal (the "Letter of Transmittal").

            As of June 30, 1998 there were 849,777 issued and outstanding shares of Special Preferred Stock and 1,073,704 issued and outstanding shares of New Preferred Stock.

            The Exchange Offer and the Letter of Transmittal together constitute the "Offer" and are annexed to and filed with this Statement as Exhibits (a)(1) and (a)(2), respectively.

            As to participation in the Exchange Offer by officers, directors or affiliates of the Company, the information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer--Interests in the Special Preferred Stock" is incorporated herein by reference.

            (c) The information set forth under the caption "Market Information" in the Exchange Offer is incorporated herein by reference.

            (d) Not applicable.

Item 2.     Source and Amount of Funds or Other Consideration.

            (a) The information set forth in the Exchange Offer under the captions "The Exchange Offer--General," "Description of the Outstanding Capital Stock of the Company," "The Exchange Offer--Terms of the Exchange Offer" and "Summary--The Exchange Offer" is incorporated herein by reference.

            (b) Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

            The information set forth in the Exchange Offer under the captions "Risk Factors--Dependence on Key Personnel," "Risk Factors--Influence of Certain Shareholders," "Risk Factors--Continuing Need for Financing" and "Special Factors Related to the Exchange Offer--Background and Purposes of the Exchange Offer" is incorporated herein by reference. The information contained in the Company's Current Report on Form 8-K filed with the Commission on August 24, 1998 is incorporated herein by reference.


            (a)-(d) Not applicable.

            (e) The information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer--Position of the Board; Alternatives to the Exchange Offer" is incorporated herein by reference.


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
            (f)-(g) Not applicable.

            (h)-(i) The information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer--Consequences for Unexchanged Special Preferred Stock" is incorporated herein by reference.

            (j)   Not applicable.

Item 4.     Interest in Securities of the Issuer.

            Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

            Not applicable.

Item 6.     Persons Retained, Employed or to be Compensated.

            The information set forth in the Exchange Offer under the caption "The Exchange Offer--Fees and Expenses" and "The Exchange Offer--Miscellaneous" is incorporated herein by reference.

Item 7.     Financial Information.

            The incorporation by reference herein of the financial information described below does not constitute an admission that such information is material to the Special Preferred Stockholders' decision to tender or hold the Special Preferred Stock being sought in the Exchange Offer.

            (a) The information set forth in the Exchange Offer under the captions "Capitalization" and "Financial Information" is incorporated herein by reference. The information contained in Item 6 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and in Item II of the Company's Quarterly Report for the period ending June 30, 1998 is incorporated herein by reference.

            (b) Not applicable.

Item 8.     Additional Information.

            (a)   Not applicable.

            (b) The information set forth in the Exchange Offer under the caption "The Exchange Offer--Conditions" is incorporated herein by reference. The Company must comply with various sections of the Securities Act of 1933, as amended, and by the Exchange Act, and certain of the rules promulgated thereunder. The Company must also comply with the various requirements of state "blue sky" laws.

            (c) Not applicable.

            (d) Not applicable.



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
            (e) The information set forth in the Exchange Offer and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

Item 9.     Material to be Filed as Exhibits.

            (a)(1) Offer to Exchange of the Company, dated August 31, 1998.

               (2) Letter of Transmittal.

               (3) Letter to Clients, dated August 31, 1998.

               (4) Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees, dated August 31, 1997.

               (5) Notice of Guaranteed Delivery.

               (6) Press Release of FirstCity dated August 31, 1998.

            (b)   Not applicable.

            (c) Not applicable.

            (d) Not applicable.

            (e) Not applicable.

            (f) Not applicable.






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
                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    FIRSTCITY FINANCIAL CORPORATION


                                    By:   /s/ Matt A. Landry, Jr.
                                          -------------------------------------
                                    Name: Matt A. Landry, Jr.
                                    Title: Executive Vice President and
                                           Chief Administrative Officer



August 31, 1998


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
                                  EXHIBIT INDEX
                                  -------------



Exhibit
Number                             Description
------                             -----------

99.(a)(1)   Offer to Exchange, dated August 31, 1998.

99.(a)(2)   Letter of Transmittal.

99.(a)(3)   Letter to Clients, dated August 31, 1998.

99.(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees, dated August 31, 1998.

99.(a)(5)   Notice of Guaranteed Delivery.

99.(a)(6)   Press release of FirstCity dated August 31, 1998.





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